UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

58.com Inc.
(Name of Issuer)

Class A Ordinary Shares (held via ADR)
(Title of Class of Securities)

31680Q104
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)1

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Reporting Persons initially reported their beneficial ownership in the Class A Ordinary Shares (held via ADR) of 58.com Inc. on Schedule 13G filed under Rule 13d-1(c) under the Act. Having since determined that their reporting obligation under Section 13(d) of the Act is required by Rule 13d-1(b), the Reporting Persons are reporting their beneficial ownership on Schedule 13G filed under Rule 13d-1(b) under the Act.

SCHEDULE 13G

CUSIP No.	31680Q104

1	Names of Reporting Persons Passport Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 850,000 Class A Shares (held via 425,000 ADR shares) (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 850,000 Class A Shares (held via 425,000 ADR shares) (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 850,000 Class A Shares (held via 425,000 ADR shares) (See Item 2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 2.2%
12	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G

CUSIP No.	31680Q104

1	Names of Reporting Persons John H. Burbank III
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 850,000 Class A Shares (held via 425,000 ADR shares) (See Item 2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 850,000 Class A Shares (held via 425,000 ADR shares) (See Item 2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 850,000 Class A Shares (held via 425,000 ADR shares) (See Item 2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 2.2%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: 58.com, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
Block E, the North American International Business Center
Yi 108 Beiyuan Road
Chaoyang District, Beijing 100101
People's Republic of China

Item 2.

Name of Person Filing:

Passport Capital, LLC (“Passport Capital”); and
John H. Burbank III (“Burbank,” together with Passport Capital, the “Reporting Persons”).

Passport Capital is the investment manager to certain funds (the “Funds”). The Funds are the owners of record of an aggregate of 850,000 Class A Shares (held via 425,000 ADR shares). None of the Funds individually own (beneficially or of record) more than 5% of a class of the Issuer’s equity securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. Under the terms of the relevant investment management agreements, Passport Capital has the right to dispose of and vote the Shares owned of record by the Funds. Burbank is the sole managing member of Passport Capital. As a result, each of Passport Capital and Burbank may be considered to share (i) the power to vote or direct the vote of and (ii) the power to dispose or direct the disposition of, the Shares owned of record by the Funds. This statement on Schedule 13G shall not be construed as an admission that any of the Funds is the beneficial owner of the Shares covered by this statement.

(a)	Address of Principal Business Office or, if None, Residence:

For each Reporting Person:
c/o Passport Capital, LLC
One Market Street, Steuart Tower, Suite 2200
San Francisco, CA 94105

(b)	Citizenship:

See row 4 of each Reporting Persons’ respective cover page.

(c)	Title and Class of Securities:

Class A Ordinary Shares (held via ADR)

(d)	CUSIP No.:	31680Q104

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

____

Item 4. Ownership

(a)	Amount Beneficially Owned:

See disclosure in Item 2 hereof.

(b)	Percent of Class:

See Item 11 of each Reporting Persons’ respective cover page.

(c)	Number of shares as to which such person has:

See Items 5-8 of each Reporting Persons’ respective cover page.

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

See disclosure in Item 2 hereof. The Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See disclosure in Item 2 hereof.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

PASSPORT CAPITAL, LLC

By:	/s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

JOHN H. BURBANK III

By:	/s/ JOHN H. BURBANK III

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the statement on Schedule 13G to which this agreement is attached as an exhibit.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 17, 2015.

PASSPORT CAPITAL, LLC

By:	/s/ JOHN H. BURBANK III
John H. Burbank III,
Managing Member

JOHN H. BURBANK III

By:	/s/ JOHN H. BURBANK III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).